JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

January 18, 2024

Ms. Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Tapp Financial SPY Daily Growth & Income Fund

Tapp Financial QQQ Daily Growth & Income Fund

Dear Ms. White:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on December 6, 2023. The comments related to Post-Effective Amendment (“PEA”) No. 111 to the registration statement of the Trust, which was filed on November 9, 2023, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of two new series of the Trust (as identified above) (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

This response letter was originally submitted to the U.S. Securities and Exchange Commission via EDGAR as correspondence on January 17, 2024. This letter has been revised to address additional SEC staff comments with respect to Comments #6 and #16 below, and has been amended and restated accordingly as of January 18, 2024.

Preliminary or General Comments

•	Please file this comment response letter on EDGAR.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for both Funds based on the Comments provided by the SEC staff, for example revised disclosures for the Tapp Financial SPY Daily Growth & Income Fund that are applicable to the Tapp Financial QQQ Daily Growth & Income Fund should be reflected for both Funds.
•	Please apply any new or revised disclosures in the statutory section of the Prospectus, that corresponds to new or revised disclosures in the summary section of the Prospectus for both Funds.

Ms. Alison White
U.S. Securities and Exchange Commission
January 18, 2024

Response: As requested, the Trust will file this comment response letter on EDGAR. New or revised disclosure that is similar to both Funds or in other sections has been applied consistently to each Fund and throughout the registration statement.

Prospectus – Fund Names

1.	Comment: For each Fund's name, explain how the "Daily" reference is appropriate as the options strategy makes it somewhat unlikely that the Fund will provide daily performance approximating SPY or QQQ on days when SPY or QQQ increases.

Response: “Daily” used in each Fund’s name refers to the income component and the typical option duration in each Fund’s strategy. Each Fund’s primary strategy is to sell daily call options in order to create potential income. Accordingly, the Funds have changed their names to “TappAlpha SPY Growth & Daily Income ETF” and “TappAlpha Innovation 100 Growth & Daily Income ETF” which references the daily income component of its strategy.

Prospectus - Fees and Expenses Table and Example

2.	Comment: Please complete each Fund’s Fees and Expenses table and related Example.

Response: The Registrant will provide the compete Fees and Expenses table and Example for each Fund as part of its registration statement amendment filed pursuant to Rule 485(b) under the Securities Act of 1933.

Prospectus- Principal Investment Strategies

3.	Comment: Please revise the strategy to clearly explain how the components (i.e., ETFs and call options) work to achieve the Fund's objectives individually and collectively. Explain how the components work together and how it is likely to achieve the objectives when SPY/QQQ goes up, goes down or is flat. It is unclear, for example, how selling 25 delta or lower call options impacts the tradeoff between achieving current income and monitoring prospects for capital appreciation. Revise as necessary.

Response: The Registrant has revised the principal investment strategy in the Prospectus to respond to the Staff’s comment.

4.	Comment: In the second sentence of the first paragraph, the disclosure states: The Fund seeks indirect exposure to the value of the Index, by investing in certain ETFs that seek to track the performance of the Index. If "SPY" is in the Fund name, why does this refer to investing in certain ETFs that track the performance of the Index? If "SPY" is to be in the Fund name, then the strategy should be based just on SPY. Please revise the Fund’s name or strategy as appropriate.

Response: The Registrant has revised the principal investment strategy in the Prospectus to respond to the Staff’s comment.

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Ms. Alison White
U.S. Securities and Exchange Commission
January 18, 2024

5.	Comment: Briefly explain what Mini-SPX call options are.

Response: The Registrant has included a brief explanation as to Mini-SPX call options in the investment strategy in the Prospectus.

6.	Comment: Explain how the adviser determines to use weekly versus daily expiring options, and how these differ from monthly options. Also state that same day options may be referred to as “0DTE options”.

Response: The Registrant has revised the principal investment strategy in the Prospectus to respond to the Staff’s comment.

7.	Comment: If the Fund is not continuously rebalanced to strive for a 25 Delta or lower, consider adding risk disclosure, to the effect that the Delta may very after the options have been sold, so there is no guarantee that the option delta will remain as 25 or lower.

Response: The Registrant has revised the principal investment strategy to remove 25 Delta or lower, and replace it with a strategy such that the Fund will sell out-of-the-money same day call options between 0%-5% out-of-the-money at the time of purchase.

8.	Comment: In the third paragraph of the principal investment strategy, please revise the first sentence to add “at the time of purchase” to the end of the sentence, as follows: To implement the Fund’s investment strategy, at the beginning of each trading day, the Adviser sells “out-of-the-money” same day call options on SPY, SPX or XSP (or on passively managed ETFs that seek to track the Index’s performance) with a 25-Delta or lower, indicating a maximum 25% likelihood of expiring “in-the-money” at the time of purchase.

Response: The Registrant has revised the referenced sentence in the principal investment strategy to respond to the Staff’s comment.

9.	Comment: Please revise or remove the last sentence of the third paragraph of the principal investment strategy, which states: By selling “out of the money” same day call options, the Fund may realize a greater current income through the receipt of option premiums than the Fund would realize on the underlying security. It is the staff’s understanding that the further “out of the money” an option is, the less current income the Fund is likely to earn.

Response: The Registrant has removed the referenced sentence from the principal investment strategy.

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Ms. Alison White
U.S. Securities and Exchange Commission
January 18, 2024

10.	Comment: Please confirm and disclose in the Fund’s principal investment strategy that the notional value of the options will not be permitted to deviate with respect to the underlying security by plus or minus more than 5%. Also, please clarify if the entire ETF portfolio will be covered in connection with the Fund's covered call strategy. If not, how does the adviser determine the percentage of the portfolio to use in connection with the covered call options strategy?

Response: The Registrant has revised the disclosure to state that the notional value of the options will not be permitted to deviate with respect to the underlying security by plus or minus more than 5%. The entire notional value of the portfolio is intended to be covered in the strategy.

11.	Comment: With a view to disclosure as concerns the first sentence in the fifth paragraph in the principal investment strategy, explain how the covered call strategy is designed to provide investors with performance that captures a majority of the returns associated with the index. It is our understanding that by selling call options, the Fund may forego the returns of the underlying security.

Response: The Registrant has revised the first sentence of the fifth paragraph under the principal investment strategy to state: The Fund is designed to provide investors with exposure to the performance associated with SPY, subject to a limit on potential gains, while providing incremental income.

12.	Comment: With respect to the Fund’s 80% investment policy, the staff notes that the Fund’s name includes SPY, however, the Fund’s 80% investment policy includes reference to the value of the [S&P 500] Index. Please explain or revise the Fund’s name or 80% investment policy accordingly.

Response: The Registrant has revised the Fund’s 80% investment policy to state: Under normal circumstances, the Fund invests at least 80% of its net assets in financial instruments and economic interests that provide exposure to SPY (“80% Investment Policy”).

13.	Comment: In the section of the principal investment strategy under “Investment Process – Maximized Theta Decay” restate this risk in "plain english" that is, simple understandable terms. State how Maximized Theta Decay differs from Reduced Time Risk. How do weekly expiring options achieve max theta decay. Please explain.

Response: The Registrant has revised the referenced risk concerning Theta Decay in plain English in response to the staff’s comment. While the Funds expect to primarily invest in daily or 0DTE call options, the Funds may use options expiring weekly to accommodate defensive actions, if needed to prevent against a loss of premium or a capital loss. Options expiring in one week are not designed to maximize theta decay.

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Ms. Alison White
U.S. Securities and Exchange Commission
January 18, 2024

14.	Comment: As concerns the Tapp Finance QQQ Daily Growth & Income ETF, in the last sentence of the first paragraph of the principal investment strategy, please explain the types of securities in these Indexes and how they relate to QQQ. Why are they appropriate and how do they fit into the Fund's strategy?

Response: The Registrant has included disclosures in the Prospectus to state the types of securities in the Indexes and how they relate to QQQ.

15.	Comment: As concerns the Tapp Finance QQQ Daily Growth & Income ETF, in the 80% investment policy stated in the fourth paragraph of the principal investment strategy, define the 80% investment policy with reference to QQQ or an appropriate index. Note that this 80% investment policy differs from the Fund’s policy stated in the summary section of the Prospectus.

Response: The Registrant has restated the Fund’s 80% investment policy as follows: Under normal circumstances, the Fund invests at least 80% of its net assets in financial instruments and economic interests that provide exposure to QQQ. (“80% Investment Policy”).

Statement of Additional Information

16.	Comment: In the section of the SAI titled “Acceptance of Order for Creation Units” remove the word “absolute” from the first sentence, and conditions #5 and #7 in the first paragraph.

Response: The Registrant has removed the word “absolute” from the first sentence and has removed conditions #5 and #7 in the first paragraph based on the staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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